Delisting Determination,The Nasdaq Stock Market, LLC,
December 11, 2014, GT Advanced Technologies, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of GT Adavnced Technologies, Inc.
(the Company), effective at the opening of the trading session on December 22, 2014. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs determination on October 6, 2014. On October 13, 2014, the Company appealed the determination to a Hearing Panel. On October 15,
2014, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on October 16, 2014.